EILER CAPITAL ADVISORS, LLC
3775 EP True Pkwy, Suite 150
West Des Moines, IA 50265
office	(515) 226-2135
cell	(515) 321-2052
email	jeiler@eilercapital.com
web	www.eilercapital.com

April 24, 2008

Mr. Thomas E. Myers

WB Capital Management

1415 28th Street, Suite 200

West Des Moines, IA

50266

Dear Tom:

This will confirm the understanding and agreement between Eiler Capital Advisors, LLC (“ECA”) and WB Capital Management, Inc. (“WB”) on the 24th day of April, 2008 (the “Engagement Date”), pursuant to which ECA has been engaged by WB to perform the services described below, as hereinafter defined, (the “Agreement”).

Preliminary Statement:

Whereas, WB serves as the investment adviser to the National Renewable Energy Investment Fund, Inc. (the “Fund”), which is focused on renewable energy investments within the United States;

Whereas, ECA has extensive professional experience in commercial lending and investment banking activities in food, agribusiness, and renewable energy; and

Whereas, WB desires to engage ECA to provide WB with certain consulting services.

1. Services. ECA will provide WB with the following services (the “Consulting Services”): assist WB with the identifying, sourcing, structuring, due diligence and negotiating investments for the Fund. ECA will commence providing the Consulting Services to WB on May 15, 2008 “Commencement Date”. ECA shall (i) not provide any services, nor shall it be deemed to provide services, to the Fund; (ii) have no authority, implied or express, respecting the selection of the Fund’s investments; and (iii) shall not assist either WB or the Fund with any activities in connection with the Fund’s offering of its common stock.

2. Term. The term of the Agreement shall commence on the Commencement Date and continue for a period of six (6) months. At the conclusion of the six (6) month period, and for each six (6) month period thereafter, the Agreement will be automatically renewed for additional six (6) month periods, unless WB or ECA informs the other, in writing, that they wish the Agreement to terminate. Once a request to terminate is received by WB or ECA the Agreement will be terminated one month from the receipt of such notice.

3. Compensation. As compensation for the services rendered by ECA pursuant to this Agreement, WB shall pay ECA the compensation as described on Schedule A.

4. Expenses. In addition to the compensation discussed above, WB shall reimburse ECA, upon request, for ECA’s reasonable out-of-pocket expenses incurred or accrued during the period of, or in connection with, provision of the Consulting Services; provided, that such expenses are evidenced by receipts or other appropriate written evidence of such expenditures as required by WB. Any expense item or expenditure in excess of $250.00 must be pre-approved by WB Capital to be reimbursed. Expenses will be invoiced monthly and are due upon receipt.

5. Information. WB will furnish ECA with, and will be solely responsible for the accuracy of, all information as ECA shall reasonably request, in order to permit ECA to perform its obligations pursuant to this Agreement (the “Information”).

6. Indemnification. WB shall indemnify, hold harmless and reimburse ECA, its members, managers, officers and employees and affiliates, from (i) all expenses (including reasonable legal fees, expert witness fees and court costs) incurred by ECA arising out of a claim by a third party in connection with ECA’s providing the services pursuant to this Agreement, and for any action brought by ECA to collect any fee owed under this Agreement, and (ii) all losses, liabilities, damages and expenses (including settlement amounts agreed to by WB) to which ECA and its members, managers, officers and employees and affiliates may be subject in connection with such a claim or litigation. This indemnity shall not apply to claims, liabilities, losses or damages to the extent that a court, having competent jurisdiction, shall have determined by final judgment that such loss, damage or liability resulted primarily and directly from the willful misconduct or gross negligence of ECA in performing its services under this Agreement. WB and ECA agree that WB aggregate liability for damages under this Section 6 shall not exceed, under any circumstances the compensation which ECA is entitled to pursuant to this Agreement. The above indemnity shall survive the completion of professional services rendered for WB by ECA and shall be in addition to any liability which WB may otherwise have to ECA.

7. Independent Contractor. It is expressly agreed that WB and ECA shall be independent contractors and that the relationship between the two parties shall not constitute a partnership, joint venture or agency of any kind. Neither WB nor ECA shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior written authorization of the party to be so bound.

8. Waiver; Severability.

(a) Each party acknowledges and agrees that any failure on the part of the other party to enforce at any time, or for any period of time, any of the provisions of this Agreement, shall not be deemed or construed to be a waiver of such provisions or of the right of such other party thereafter to enforce each and every such provision.

(b) If and to the extent that any provision of this Agreement is determined by any legislature, court or administrative agency to be in whole or in part invalid or unenforceable, such provision or part thereof shall be deemed to be surplusage and, to the extent not so determined to be invalid or unenforceable, each provision hereof shall remain in full force and effect.

9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Iowa as though made and fully performed in the State of Iowa.

10. Forum Selection. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement, shall be brought in the Courts of the State of Iowa, County of Polk, or if it has or can acquire jurisdiction, in the United States District Court for the Southern District of Iowa, and each of the parties consents to the exclusive jurisdiction of such courts and waives any objection to such venue or jurisdiction.

11. Notices. All notices required or permitted pursuant to this Agreement shall be in writing and sent Registered or Certified Mail, postage fully prepaid, or express air delivery to the addresses set forth in this Agreement or to such addresses as may be subsequently designated in writing by any party.

12. Captions. The section captions in this Agreement are inserted only as a matter of convenience and for reference and in no way shall be deemed to define, limit, enlarge, or describe the scope of this Agreement and the relationship of the parties hereto, and shall not in any way affect this Agreement or the construction of any provisions herein.

13. Entire Understanding; Modification.

(a) This Agreement represents and incorporates the entire understanding between the parties hereto with respect to the subject matter of this Agreement, and each party acknowledges that there are no warranties, representations, convenants or understandings of any kind, nature or description whatsoever made by either party to the other, except such as are expressly set forth in this Agreement.

(b) This Agreement shall not be subject to change or modification, except by the execution of a writing specified to be an explicit amendment to this Agreement duly executed by both parties hereto.

14. Attorney Fees. If any litigation is commenced between the parties to this Agreement concerning this Agreement, or the parties’ respective rights and duties under this Agreement, the prevailing party may recover, in addition to other relief that may be granted, reasonable expenses, including attorney fees, expert witness fees and court costs.

15. Good Faith. WB and ECA shall at all times act in good faith in relation to this Agreement.

16. Non-Disclosure of Confidential Information. ECA agrees to keep confidential all Confidential Information of WB and the Fund and to cause its employees, officers, members, affiliates, agents and representatives who have access to such Confidential Information to be bound to the terms of the confidentiality provision. For purposes of this Agreement, “Confidential Information” means any information of a confidential or proprietary nature pertaining to the business, operations or activities of WB or of any of its subsidiaries or affiliates, or of any other person with which ECA has been involved as a direct or indirect result of performing consulting or other services for, WB or any of its subsidiaries or affiliates, including, without limitation, any (i) plans, strategies (including, economic and market data, research selection and analysis strategies), tactics, policies, resolutions, inventions, patents, trademarks, copyrights, trade secrets, know-how, patent or trademark applications and other intellectual property, (ii) information regarding litigation or negotiations, (iii) any marketing information, sales or product plans, prospects and market research data, (iv) financial information, cost and performance data and any debt arrangements, equity ownership or securities transaction information, (v) technical information, technical drawings and designs, including without limitation mask work, (vi) personnel information, personnel lists, resumes, personnel data, organizational structure, compensation and performance evaluations, (vii) customer, vendor or supplier information, (viii) information regarding the existence or terms of any agreement or relationship between WB or any of its subsidiaries or affiliates and any other party, (ix) engineering information and computer reports, computer software, source code and object code, computer systems, computer formats, computer screen designs and computer input and output specifications, inclusive of any pertinent documentation, techniques, processes, technical information and know-how and (x) any other information of whatever nature, including, without limitation, information which gives to WB or any of its subsidiaries or affiliates an opportunity to obtain an advantage over its competitors who or which do not have access to such information; provided, however, that Confidential Information shall not include (A) information which is or becomes (through no improper action or inaction by ECA) generally available to the public, (B) information that was in ECA’s possession or known by him or her without restriction prior to receipt from WB, or (C) information that is required to be disclosed by law or by order of a governmental authority. WB acknowledges and admits that a breach of any of the covenants contained in this Section 16 will cause WB irreparable harm.

ECA further acknowledges and admits that the damages resulting from such a breach will be difficult or impossible to ascertain, and will be of the sort that cannot be compensated by money or other damages. ECA therefore waives (and is estopped from asserting in a court of law or equity) any argument that the breach, or threatened breach, of any of the covenants contained in this Section 16 does not constitute irreparable harm for which an adequate remedy at law is unavailable. Nothing contained in this Section 16 or elsewhere in this Agreement shall be construed as prohibiting WB from pursuing any other remedies available at law or in equity for a breach, or threatened breach, by ECA of any of the covenants contained in this Section 16.

If the foregoing correctly sets forth the understanding and agreement between ECA and WB, please sign and return one original executed copy of this Agreement.

Sincerely,

EILER CAPITAL ADVISORS, LLC

James W. Eiler, Principal
3775 EP True Pkwy, Suite 150
West Des Moines, IA 50265

Accepted and agreed to April 24, 2008

WB Capital Management, Inc.

By:	/s/ Douglas R. Gulling
Name:	Douglas R. Gulling
Title:	Interim CEO

Schedule A

ECA will be compensated at the rate of $5,000 per month, with the initial retainer of $2,500 to be paid prior to the Commencement Date and equal retainers prepaid on the first and the 15th of each month during the term of the Agreement. WB also agrees, if the Fund commences operations as contemplated in its registration statement, to pay ECA within two weeks after the first quarter of Fund operations, an amount of $42,000. If the Fund commences operations with assets greater than $75,000,000 which would require a greater number of potential investments to be sourced and vetted an additional $12,000 bonus will be paid to ECA.